Exhibit 1.6

MEDIA RELEASE

May 16, 2013

PLAZACORP RETAIL PROPERTIES LTD. ANNOUNCES COMPLETION OF OFFER FOR KEYREIT

FREDERICTON, NB — Plazacorp Retail Properties Ltd. (TSXV: PLZ) (“Plazacorp”) is pleased to announce that it has been successful in its offer to acquire KEYreit (“KEYreit”). A total of 13,288,370 units of KEYreit (“Units”) were validly deposited prior to the expiry time of the offer, representing approximately 88.5% of KEYreit’s issued and outstanding Units.  9,894,399 Units were tendered to the cash alternative and 3,393,971 Units were tendered to the share alternative.

Plazacorp has taken up the tendered Units and payment will be made on or before May 22, 2013. KEYreit unitholders who tendered to the offer and elected the cash alternative will receive Cdn.$5.56, representing 66.6% of the total cash amount elected, plus 0.5692 of a Plazacorp common share for each Unit tendered. KEYreit unitholders who tendered to the offer and elected the share alternative will receive 1.7041 of a Plazacorp common share, representing 100% of the total number of Plazacorp shares elected, subject in each case to adjustment for fractional shares.  Accordingly, Plazacorp will issue approximately 11,415,391 common shares in respect of the offer.

As the offer has now expired, Plazacorp intends to effect a subsequent acquisition transaction as soon as practicable and in any event within the next 60 days in order to acquire all of the remaining Units. With more than 66 2/3% of the Units having been deposited and taken up by Plazacorp under its offer, Plazacorp is in a position to cause a subsequent acquisition transaction to be approved by KEYreit’s unitholders at a special meeting of unitholders to be convened and held for such purpose. On the completion of the subsequent acquisition transaction, Plazacorp intends to de-list the Units from the Toronto Stock Exchange.

ABOUT PLAZACORP

Plazacorp is a mutual fund corporation and is one of the leading retail property owners and developers in Eastern Canada.  Plazacorp’s current portfolio includes interests in 119 properties totaling 5.2 million square feet and additional lands held for development.  Plazacorp’s properties include a mix of strip plazas, stand-alone small box retail outlets and enclosed shopping centres, anchored by approximately 90% national tenants including Shoppers Drug Mart, Dollarama, Staples, Mark’s Work Warehouse, Sobeys, and others.  Our top ten tenants contribute just over 53% of total rent.  Plazacorp is fully internalized, therefore providing shareholders directly with the synergies that come with an internalized management structure.  Plazacorp has proven its strong “value-add” capabilities to develop, redevelop and acquire retail real estate throughout Atlantic Canada, Quebec and Ontario.  Plazacorp has a strong track record of generating growth in distributions, having increased its distributions at least once every year in the last 10 years.  As a result of its capabilities, its performance and its ability to increase dividends, Plazacorp’s share price has also increased significantly since inception.

More information about Plazacorp can be found on our website at www.plaza.ca or at www.sedar.com.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

This news release contains forward looking statements relating to our operations and the environment in which we operate, which are based on our expectations, estimates, forecasts and projections. These statements are not future guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward looking statements. Readers, therefore, should not place undue reliance on any such forward looking statements. Further, a forward looking statement speaks only as of the date on which such statement is made. We undertake no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances, except for forward-looking information disclosed in prior disclosures which, in light of intervening events, requires further explanation to avoid being misleading.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION

Visit our website at: www.plaza.ca

Or contact:

Michael Zakuta (President and CEO) at (514) 457-0997 ext #228, or

Floriana Cipollone (Chief Financial Officer) at (416) 848-4583

Plazacorp Retail Properties Ltd.

527 Queen Street, Suite 200

Fredericton, NB

E3B 1B8